Laura E. Flores

Direct Phone: +1.202.373.6101

laura.flores@bingham.com

January 13, 2014

BY EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Alison White

Re:	Penn Series Funds, Inc. - Preliminary Proxy Statement;
File Nos. 2-77284 and 811-03459

Dear Ms. White:

This letter responds to comments conveyed to us by telephone on December 9, 2013 relating to the preliminary proxy statement of Penn Series Funds, Inc. (the “Registrant”), as filed on December 3, 2013, on behalf of each separate series of the Registrant (each, a “Fund” and collectively, the “Funds”). For ease of reference, we have set forth below each of your comments followed by the Registrant’s response to the comment. Disclosure changes in response to Staff comments have been made in the Registrant’s definitive proxy statement, which was filed with the SEC on December 13, 2013. Unless otherwise noted, capitalized terms have the same meaning as contained in the proxy statement.

Shareholder Letter

1.	Comment. Please revise the shareholder letter to clarify that the proxy statement relates to the Registrant, and not Penn Mutual Life Insurance Company.

Response. We have made the requested change.

2.	Comment. In the second paragraph of the shareholder letter, please disclose that the proposed changes to the advisory fee structure of the Funds, if approved, will result in an increase in the dollar amount of advisory fees paid by the Funds as compared to the current fee rates in most cases.

Response. We have revised the shareholder letter to eliminate all commentary regarding the Proposals and included only the proposals themselves. Therefore, we have not made the requested change. However, we have incorporated similar disclosure in the discussion of Proposals 2A through 2O in the Proxy Statement.

Notice of Special Meeting of Shareholders

3.	Comment. Please delete the following language from the first sentence of the second paragraph of the Notice of Special Meeting of Shareholders: “and

Ms. Alison White

January 13, 2014

certain interpretations by the staff of the U.S. Securities and Exchange Commission regarding voting requirements of investment companies funding variable contracts.”

Response. We have made the requested change.

4.	Comment. Please confirm that the web address for available proxy materials in the Notice of Special Meeting of Shareholders is correct.

Response. We have revised the Notice to include the correct web address for proxy materials.

Proxy Card

5.	Comment. Please include the following statement in bold on the proxy card:

If you simply sign the Voting Instructions Card without specifying an instruction, the Voting Instructions Card will be voted in accordance with the recommendation of the Company’s Board of Directors with respect to each proposal considered at the Meeting.

Response. We have made the requested change.

Proxy Statement

6.	Comment. Please title the appendices in the Proxy Statement’s table of contents.

Response. We have made the requested change.

7.	Comment. Please delete the reference to “pursuant to the requirements of the SEC” from the last sentence of the penultimate paragraph under “Individual Qualifications of the Current Directors.”

Response. We have made the requested change.

8.	Comment. Please disclose the name, address and principal occupation of the principal executive officer and each director of ICMI, pursuant to Item 22c-2 of Schedule 14A of the Securities Exchange Act of 1934, within the disclosure related to Proposals 2A through 2O.

Response. We have made the requested change.

9.	Comment. To the extent ICMI serves as investment adviser with respect to any other fund with a similar objective to any of the Funds subject to Proposal 2, identify and state the size of such other fund and the rate of ICMI’s compensation, pursuant to Item 22c-10 of Schedule 14A of the Securities Exchange Act of 1934. Also indicate for any Fund identified whether ICMI has waived, reduced, or otherwise agreed to reduce its compensation under any applicable contract.

Ms. Alison White

January 13, 2014

Response. While ICMI does advise other Penn Series Funds, ICMI has confirmed that it does not serve as investment adviser to a fund with an investment objective that is substantially similar to the investment objectives of any of the Funds subject to Proposal 2.

10.	Comment. Please emphasize the second sentence of the third paragraph under Proposals 2A - 2O by putting it in bold type.

Response. We have made the requested change.

11.	Comment. In the paragraph immediately preceding “ICMI’s Role as Investment Adviser,” please explain the benefit to shareholders (and contract owners) of the economies of scale realized by the Funds.

Response. We have made the requested change by including the following explanation:

Shareholders and variable contract owners may benefit from a Fund’s realization of economies of scale because as the Fund’s assets grow and a breakpoint is reached, the advisory fees paid by the Fund will be reduced, which may reduce the total annual fund operating expenses paid by shareholders and variable contract owners for their direct and indirect investments in the Fund.

12.	Comment. Please explain to the Staff whether the Adviser believes it is likely that the majority of the Funds subject to Proposal 2 will benefit from economies of scale in the future given the asset levels associated with the proposed breakpoint schedules.

Response. While the Adviser cannot know with any degree of certainty whether a majority of the Funds will achieve all of the proposed breakpoints and, therefore, benefit from economies of scale in the future, the Adviser has confirmed it believes the proposed breakpoint schedules are reasonable. As part of its comprehensive review and analysis of the Funds’ and peer funds’ advisory fee arrangements, ICMI reviewed each Fund’s current asset levels and historical and trending asset flows, and projected hypothetical future asset growth statistics for each Fund. For all but six of the 16 Funds, the asset flow data was based on 13 or 15 years of actual Fund flows. For the remaining six Funds, the data was based on the period since the Funds’ commencement of operations in August 2008. ICMI used this information to determine, in part, the proposed breakpoint schedules for the Funds and thus, believes that they are reasonable. The Adviser also believes the proposed fees and breakpoint schedules are competitive with those of industry peers. Further, in comparison to some of its industry peers, ICMI proposed breakpoint schedules with a greater

Ms. Alison White

January 13, 2014

number of breakpoints to provide for additional opportunities for each Fund to realize economies of scale. Lastly, ten of the Funds have already achieved the first breakpoint in their proposed breakpoint schedules.

13.	Comment. Following the last sentence under “Matters Considered by the Board in its Approval of the Proposal,” please disclose what will happen if Proposal 2 is not approved by shareholders.

Response. We have made the requested change by including the following explanation: “If the Proposal is not approved by the shareholders of a Fund, the Fund’s current advisory fee rate will remain in place and unchanged.”

14.	Comment. Please emphasize the first sentence of the penultimate paragraph under Proposal 3 by putting it in bold type.

Response. We have made the requested change.

15.	Comment. Please provide the name and address of the principal underwriter to the Funds.

Response. The Funds are not distributed by a principal underwriter nor has Penn Series Funds, Inc. entered into a distribution agreement with a principal underwriter. Therefore, we have not added the requested disclosure.

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I hereby acknowledge on behalf of the Registrant that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in its definitive proxy statement; (ii) the SEC’s or SEC staff’s comments or changes to disclosure in response to staff comments in the proxy statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the proxy statement; and (iii) the Registrant may not assert the SEC’s or the SEC staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Ms. Alison White

January 13, 2014

If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6101 or Chris Menconi at 202.373.6173.

Sincerely yours, /s/ Laura E. Flores Laura E. Flores

cc:	Christopher D. Menconi, Esq.
K. Michael Carlton, Esq.